UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                      Form 40-F ☐

 ICL GROUP LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of ICL Group Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of ICL Group Ltd. filed with the Israel Securities Authority and dated September 19, 2025 (Filing Number: 2025-02-070730) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ICL GROUP LTD.

1.	Q3 2025 Investor Presentation

 2025  Third Quarter   Financial Results  Elad Aharonson | President and CEO  November 12, 2025

 Important legal notes  Disclaimer and safe harbor for forward-looking statements  This presentation contains statements that constitute “forward‑looking statements,” many of which can be identified by the use of forward‑looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate,” “strive,” “forecast,” “targets” and “potential,” among others. The company is relying on the safe harbor provided in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, in making such forward-looking statements. Forward‑looking statements appear in a number of places in this announcement and include, but are not limited to, statements regarding the company intent, belief or current expectations. Forward‑looking statements are based on the company management’s beliefs and assumptions and on information currently available to the company management. Such statements are subject to risks and uncertainties, and the actual results may differ materially from those expressed or implied in the forward‑looking statements due to various factors, including, but not limited to: our ability to implement the strategic changes we are outlining in this presentations; changes in exchange rates or prices compared to those we are currently experiencing; the effects of the ongoing security situation in Israel, including the nature and duration of related conflicts; loss or impairment of business licenses or mineral extractions permits or concessions, including our ability to win the new concession in the Dead Sea in 2030; volatility of supply and demand and the impact of competition; the difference between actual reserves and the company reserve estimates; natural disasters and cost of compliance with environmental regulatory legislative and licensing restrictions including laws and regulation related to, and physical impacts of climate change and greenhouse gas emissions; failure to harvest salt which could lead to accumulation of salt at the bottom of the evaporation Pond 5 in the Dead Sea; disruptions at the company seaport shipping facilities or regulatory restrictions affecting the company ability to export the company products overseas; general market, political or economic conditions in the countries in which the company operates, including tariffs and trade policies; price increases or shortages with respect to the company principal raw materials; delays in termination of engagements with contractors and/or governmental obligations; the inflow of significant amounts of water into the Dead Sea which could adversely affect production at the company plants; labor disputes, slowdowns and strikes involving the company employees; pension and health insurance liabilities; disruptions from pandemics that may impact the company sales, operations, supply chain and customers; changes to governmental incentive programs or tax benefits, creation of new fiscal or tax related legislation; and/or higher tax liabilities; changes in the company evaluations and estimates, which serve as a basis for the recognition and manner of measurement of assets and liabilities; failure to integrate or realize expected benefits from mergers and acquisitions, organizational restructuring and joint ventures; currency rate fluctuations; rising interest rates; government examinations or investigations; disruption of the company, or the company service providers', information technology systems or breaches of the company, or the company service providers', data security; failure to retain and/or recruit key personnel; inability to realize expected benefits from the company cost reduction program according to the expected timetable; inability to access capital markets on favorable terms; cyclicality of the company businesses; changes in demand for the company fertilizer products due to a decline in agricultural product prices, lack of available credit, weather conditions, government policies or other factors beyond the company control; sales of the company magnesium products being affected by various factors that are not within the company control; the company ability to secure approvals and permits from the authorities in Israel to continue the company phosphate mining operations in Rotem Amfert Israel; volatility or crises in the financial markets; hazards inherent to mining and chemical manufacturing; the failure to ensure the safety of the company workers and processes; litigation, arbitration and regulatory proceedings; exposure to third party and product liability claims; product recalls or other liability claims as a result of food safety and food-borne illness concerns; insufficiency of insurance coverage; closing of transactions, mergers and acquisitions; war or acts of terror and/or political, economic and military instability in Israel and its region; including the current state of security tension in Israel and the resulting disruptions to the company supply and production chains; filing of class actions and derivative actions against the company, its executives and Board members; the company is exposed to risks relating to its current and future activity in emerging markets; and other risk factors discussed under ”Item 3 - Key Information— D. Risk Factors" in the company's Annual Report on Form 20-F for the year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (the SEC) on March 13, 2025 (the Annual Report). Forward-looking statements speak only as of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. Investors are cautioned to consider these risks and uncertainties and to not place undue reliance on such information. Forward-looking statements should not be read as a guarantee of future performance or results and are subject to risks and uncertainties, and the actual results may differ materially from those expressed or implied in the forward-looking statements. This presentation for the third quarter of 2025 (the Quarterly Report) should be read in conjunction with the Annual Report of 2024 as of and for the year ended December 31, 2024, published by the company on Form 20-F and the published reports for the first and second quarters of 2025 (the prior quarterly reports), including the description of the events occurring subsequent to the date of the statement of financial position, as filed with the U.S. SEC.  2

 Financial performance | 3Q’25  3  (1) Adjusted EBITDA, specialties-driven EBITDA, and adjusted diluted EPS are non-GAAP financial measures; see reconciliation tables in appendix. (2) Specialties-driven sales and EBITDA includes Industrial Products, Phosphate Solutions and Growing Solutions; see appendix for additional details.  $0.10adjusted diluted EPS(1)  $398Madjusted EBITDA(1)  $1.9Btotal sales  $308Moperating cash flow  Highlights  Sales up 6% YoY, with specialties-driven sales up 3%   Adjusted EBITDA(1) up 4% YoY  Trends in-line with expectations  Overall prices continued to increase  End-markets and regional performance remained varied  $251Mspecialties-driven EBITDA(1,2)  $1.5Bspecialties-driven sales(2)

 Key developments  Remained a leader in global bromine market, as EBITDA improved on higher prices   Trends stable and consistent with 1H’25   Bromine prices continued to improve  Flame retardant performance mixed, with growth in phosphorous-based solutions   Clear brine fluid business remained solid   Strong specialty minerals results, with growth in food   Overall end-markets mixed, as construction softness continued  Note: Segment EBITDA and margin are non-GAAP financial measures; please see appendix for additional details.   4  Industrial Products | 3Q’25  US$M  EBITDA  US$M  Sales  23%  21%

 5  Potash | 3Q’25  Key developments  Average potash CIF price per ton of $353 vs. $333 in 2Q’25 and $297 in 3Q’24   Sales and EBITDA up both sequentially and annually   Dead Sea and Iberia both delivered higher production QoQ   Continued to prioritize best markets, whenever possible  Inventories in China still low  Potash affordability remains attractive  Note: Segment EBITDA and margin are non-GAAP financial measures; please see appendix for additional details.   US$M  EBITDA  US$M  Sales  37%  31%

Dead Sea Concession

MOU with Israeli Government

Financial and regulatory clarity
Provides certainty about value and timing of assets’ consideration

Concession terms may improve with new tender process
Open tender likely to result in fairer and more attractive concession terms

Reducing business risks
Avoiding lengthy legal disputes enables stability and financial certainty

Business continuity
Enables full management focus on strategic execution and long-term growth

We believe we are best positioned to secure the new concession, with clear advantages over any potential competitor.



ICL 6

 Results in-line with expectations  Sales increased on higher specialty volumes and commodity prices  Profit impacted by higher sulfur costs  Specialties profitability as expected, with excess supply   Food specialties sales delivered strongest quarter in two years, with continued strategy execution  YPH China benefitted from higher prices, volumes and demand for battery materials  Overall specialties performance mixed on regional basis  North and South America and China stable, while Europe softer  Notes: Segment EBITDA and margin are non-GAAP financial measures; please see appendix for additional details. For 3Q’25, Phosphate Specialties comprised $348M of segment sales, $38M of OI, $13M of D&A and represented $51M of EBITDA, while Phosphate Commodities comprised $257M of segment sales, $47M of OI, $36M of D&A and represented $83M of EBITDA.   7  Phosphate Solutions | 3Q’25  Key developments  US$M  EBITDA  US$M  Sales  22%  24%

 Note: Segment EBITDA and margin are non-GAAP financial measures; please see appendix for additional details.  8  Growing Solutions | 3Q’25  Key developments  Continued regional focus on global specialty solutions helped drive sales higher YoY  North America: growth plan continued to advance, with increased sales on higher volumes  Europe: benefitted from successful mix strategy focused on more profitable specialty agriculture products  Asia: profit impacted by higher raw material costs  Brazil: market under pressure   Globally: farmer affordability continued to decline  US$M  EBITDA  US$M  Sales  9%  12%

 Third Quarter 2025  Financial Results  Aviram Lahav  CFO

 Inflation  Interest Rates  Notes: See appendix for additional details.  Global Industrial Production  U.S. Housing Starts  Macro  Grain Price Index  Farmer Sentiment  Commodity Fertilizer Prices  Supramax Timecharter Average Price  Fertilizer  Chinese Bromine Price Trend  U.S. Durable Goods  Leading Indicator of Remodeling Activity  U.S. Retail Trade and Food Services  Other  Key indicators | QoQ average change  10  =

 11  Sales bridge  Third quarter | 2025  Notes: Numbers rounded to closest million; Other includes intercompany eliminations.  Sales by segment  US$M  Sales  US$M  IP  Potash  PS  GS

 12  Profit bridge  Third quarter | 2025  Adjusted EBITDA(1) by segment  US$M  Adjusted EBITDA(1)  US$M  (1) Adjusted EBITDA is a non-GAAP financial measure; please see reconciliation tables in appendix.Notes: Numbers rounded to closest million; Other includes intercompany eliminations.  IP  Potash  PS  GS

 13  Financial highlights  Notes: Available cash resources, as of 9.30.25, and comprised of cash and deposits, unutilized revolving credit facility, and unutilized securitization. Net debt to adjusted EBITDA, as of 9.30.25, is a non-GAAP financial measure; see appendix for additional details. Dividend yield, as of 9.30.25, shown on TTM basis and calculated by summing dividends paid per share for past four quarters, divided by price per share on final trading day of quarter.   Cash resources $1.5B available  Net debt to adjusted EBITDA 1.4X  Shareholder return Quarterly dividend of $62MAnnual yield of 2.8%  Cash flowOperating cash flow of ~$308M

 Guidance and Outlook  Full Year 2025

 15  Specialties-driven EBITDA(1) of $0.95B to $1.15B  Potash sales volumes to between 4.3M mt and 4.5M mt  Annual tax rate of ~30%  Full year 2025  Maintaining guidance  Note: As of 11.12.25. (1) Specialties-driven EBITDA includes Industrial Products, Phosphate Solutions and Growing Solutions and is a non-GAAP measure; please see appendix for additional details. Tax rate shown on an adjusted basis.

 Writing ICL’s Next Chapter  Strategy Highlights

 ICL Uniquely Positioned to Address Leading Global Mega Trends  Food Availability   Access to Minerals  Deglobalizaition  17

 ICL Uniquely Positioned to Address Leading Global Mega Trends  Sales by End Market  2024  Crop Nutrition  Food & Pharma  Flame Retardants  Others  58%  14%  Sales by Mineral  2024  Sales by Region  2024  Production Sites   by Region  Potash  Phosphate  Bromine  Others  Europe  Brazil  US  Israel  China  RoW  Europe  Brazil  US  China  Others  2024  18

 Building ICL’s Growth Strategy  Process to Identify ICL’s Growth Engines and Key Priorities  New Significant  Growth Engines  Current ICL Business Lines  Analysis included  Market momentum  Alignment with global trends  Competitive position  Analysis included  Market attractiveness  Strategic fit to ICL  Potential leadership position  19

 Focus resources on core and evaluate non-synergistic and low potential businesses  20  Key Takeaways from Outside-In Strategic Analysis  We are playing in the right places and have significant growth potential within our core  Some businesses already market leaders, limiting growth potential Sustain cost/market leadership, while focusing on profitability  20

 Optimization & Efficiency  AI & Innovation as Key Enablers  Profitable Growth  Maximize potash and phosphate value chains  Maintain market leadership in    bromine market  Portfolio optimization  Optimizing cost structure  Specialty Crop Nutrition  Specialty Food Solutions  Maximizing Core  Note: Specialty crop nutrition is part of the Growing Solutions division; Specialty food solutions is part of food specialties under the Phosphate Solutions division.  21

 Profitable GrowthEngines

 ICL Defined Two Strategic Growth Engines  Specialty   Crop Nutrition  Specialty Food Solutions  23

ICL Currently the Global Specialty Crop Nutrition Market Leader

2020

Sales

~$1,000M

EBITDA

~$60M

2024

Sales

~$2,000M

EBITDA >3X Growth
~$200M

Note: 2020 numbers include the Innovative Ag Solutions division and Boulby and Amfert results, which today comprise the Growing Solutions segment; 2024 numbers include the entire Growing Solutions segment. See appendix for more details.

ICL 24

 Fertilizers Play Critical Role in Feeding the World  Sources: FAO, WORLD BANK  % Change in the Use   of Agricultural Land  % Change in   Grains Production  % Change in   Fertilizer Production  % Change in   Population Size  Without Fertilizers  Half of the world’s will face hunger   25  Grain output doubled over past 40 years using same amount of land

 Sources: Grand View Research (2025), Fortune Business Insights (2025), Mordor Intelligence (2024), TechSci Research (2025), ICL analysis.  Specialty Crop Nutrition Market (US$B)  CAGR 6%  Specialty Crop Nutrition Market – Attractive Market with 6% CAGR  26

 Strategic acquisitions (Brazil, NA and EU)  ICL’s Specialty Crop Nutrition Path to Global Dominance  Innovative portfolio Mainly in biostimulants, nutrient use efficiency and organics  Change in portfolio mix to more profitable product categories   Organic growth mainly in high growth markets such as Brazil, China and India  27  Global Direction, Local Empowerment, Strategic Acquisitions

 Specialty Food Solutions

 The food ingredients market  $152B, CAGR of 6%+  TAM  Source: Technavio Report, Markets and Markets, Mordor Intelligence, IMARC Group, Statista, Data IMTELO, Deloitte analysis, expert interviews, ICL internal analysis.  Our $35B Functional Ingredients Opportunity  Our respective functional ingredients market  $35B, CAGR of 5% to 6%  SAM  30%  Phosphate based solutions   $1.5B, CAGR of ~1.5% to 3%  Texturants  16.0 Market size 2025  6.0% CAGR  Acidulants  6.5 Market size 2025  5.1% CAGR  Preservatives  3.2 Market size 2025  4.5% CAGR  Leavening agents  9.0 Market size 2025  7.0% CAGR  35  37  38  42  44  46  ~6%  29

 ICL is Well-Positioned to Capture this $35B Functional Food Ingredients Market  We have all the capabilities to win in the broader functional ingredients market  Max  Min  [100 to 200[  [0 to 100[  [300 to 400[  [200 to 300[  400+  400+  400+  400+  400+  400+  NA  48% of sales  LATAM(mainly Brazil)  15% of sales  EU  26% of sales  APAC  11% of sales  Applications/R&D center  Sales office  Leadership position  Extended footprint  Strong Presence in KeyGeographies  >$500M SALES  30

 ICL is Well-Positioned to Capture this $35B Functional Food Ingredients Market  We have all the capabilities to win in the broader functional ingredients market  Strong Presence in Key Geographies  Loyal Customer Base  31

 ICL is Well-Positioned to Capture this $35B Functional Food Ingredients Market  We have all the capabilities to win in the broader functional ingredients market  Strong Presence in Key Geographies  Loyal Customer Base  Food-grade R&D labs  Professional G2M Teams  Expertise in Technical Functionalities  32

 ICL’s Food Ingredients Strategy  Focus on Specific Adjacent Segments  Texturants  Acidulants  Preservatives  Leavening agents  Strategic Acquisitions to Expand Offering  Portfolio Expansion and Geographic Expansion  Organic Growth Through Bundled Solutions  One-Stop Shop Solutions to F&B Companies  33

 Maximizing  Core

 Potash – Production Acceleration and Securing the Next Dead Sea Concession  Increase production to pre-war quantities at the Dead Sea  Preparation to win new Dead Sea Concession in viable terms  Increase production to all-time highs in Spain  35

 x  Industrial Products –   Sustain Leadership Position in Bromine and Flame Retardants  No.1  Bromine  capacity  Continue developing new bromine and flame retardant applications to leverage our position   No.1  Bromine compounds site  No.1  Bromine and phosphorus flame retardants  No.1  Bromine  Iso-tank fleet  36

 Non-Food Phosphate Solutions – Maximize Our Market Position  Growing Market (4% to 7% CAGR) with Strong Demand  Sources: Research & Markets, Persistence Market Research, Lucintel, Mordor Intelligence , ICL analysis   Cost advantage –  Fully integrated chain  Geographic advantage – Only Western manufacturer producing in China  Product differentiation –Unique downstream capabilities  37

 Optimization & Efficiency

 Portfolio Optimization   Focus on Our Core Markets and Assets  Examine non-synergistic and low potential businesses, while shifting resources to initiatives consistent with our capital allocation priorities  39

 LFP – Will Remain Raw Material Provider and Not Move Downstream  Shifts in government policy and termination of U.S. DOE grant  Lack of supportive regulations in Europe  Regulatory uncertainty in China   Change in customer sentiment toward local production  Under these circumstances, we prefer to prioritize our selected growth engines  High investments and costs versus low price levels - lack of business viability  40

 Transforming ICL into an AI-driven organization  SHARPER MARKET PREDICTIONS  continuous, AI-driven forecasting that anticipates demand, margin shifts, and competitive moves.   INSIGHT-DRIVEN DECISIONS   decision engines that surface prioritized actions, risk signals, and scenario outcomes to leaders and frontline teams.   R&D ACCELERATION  AI-assisted discovery, simulation, and experiment prioritization that shortens time-to-market and increases hit rates.   OPERATIONAL EFFICIENCY   automated processes, optimized supply networks, and resource allocation that reduce cost and increase throughput.   41

 Optimize Cost Structure – Lean, Efficient and Effective Organization  Operations Management  Maintenance  Procurement  Logistics & Supply Chains  Product LineOptimization  Labor Cost   42

 Optimization & Efficiency  AI & Innovation as Key Enablers  Profitable Growth  Maximize potash and phosphate value chains  Maintain market leadership in    bromine market  Portfolio optimization  Optimizing cost structure  Specialty Crop Nutrition  Specialty Food Solutions  Maximizing Core  43  Note: Specialty crop nutrition is part of the Growing Solutions division; Specialty food solutions is part of food specialties under the Phosphate Solutions division.

 ICL is moving beyond its legacy roots to lead the global drive for sustainable food availability – expanding our core to unlock sustainable profitable growth  44

 Thank you  Contact Peggy.ReillyTharp@icl-group.com for more information on ICL  View our interactive data tool at https://investors.icl-group.com/interactive-data-tool/default.aspx

 Appendix  Third Quarter 2025

 Sources: Inflation and interest rates – Bloomberg, as of 10.27.25. Global industrial production – CRU, as of September 2025. U.S. housing starts – Bloomberg, as of 10.27.25  47  Key market metrics | macro indicators  Inflation  Rate  Global industrial production  YoY change  U.S. housing starts  in thousands  Interest rates  Percentage

 Key market metrics | fertilizer indicators  Sources: Grain Price Index – CRU, as of 10.6.25. Farmer sentiment – Purdue/CME Ag Economy Barometer, as of 10.7.25. gMOP (US$/st) and phosphoric acid (US$/ton) – CRU, as of 10.6.25. Supramax – Hudson Shipping, as of 10.21.25  48  Commodity fertilizers  US$  Supramax Timecharter Average  US$/day  Grain Price Index  US¢/bushel  Farmer sentimentIndex  Relevant for Potash, Growing Solutions and Phosphate Commodities

 Key market metrics | other indicators  49  Relevant for Industrial Products and Phosphate Specialties  Sources: Chinese bromine prices – Bloomberg, as of 10.27.25. Leading Indicator of Remodeling Activity (LIRA) – Harvard Joint Center for Housing Studies, as of 10.16.25. U.S. durable goods (shown at quarter-end) from Real Personal Consumption Expenditures: Durable Goods – U.S. Bureau of Economic Analysis via Federal Reserve Bank of St. Louis, as of 10.27.25. U.S. retail trade and food sales (shown at quarter-end) from Advance Retail Sales: Retail Trade and Food Services – U.S. Census Bureau via Federal Reserve Bank of St. Louis, as of 10.27.25.   Chinese bromine  Price trend  U.S. durable goods  US$B  U.S. retail trade and food services  US$M  Leading Indicator of Remodeling Activity   US$B

Calculation of segment EBITDA

Third quarter 2025

Industrial Products *US$M*	3Q'24	3Q'25
Segment sales	$309	$295
Segment operating income	$50	$52
Segment operating margin	16%	18%
Depreciation and amortization	$15	$15
Segment EBITDA	**$65**	**$67**
Segment EBITDA margin	21%	23%

Phosphate Solutions(1) *US$M*	3Q'24	3Q'25
Segment sales	$577	$605
Segment operating income	$100	$85
Segment operating margin	17%	14%
Depreciation and amortization	$40	$49
Segment EBITDA	**$140**	**$134**
Segment EBITDA margin	24%	22%

Potash *US$M*	3Q'24	3Q'25
Segment sales	$389	$453
Segment operating income	$59	$104
Segment operating margin	15%	23%
Depreciation and amortization	$61	$65
Segment EBITDA	**$120**	**$169**
Segment EBITDA margin	31%	37%

Growing Solutions *US$M*	3Q'24	3Q'25	*FY'24*	*FY'20*
Segment sales	$538	$561	*$1,950*	*$1,033*
Segment operating income	$49	$31	*$128*	*$17*
Segment operating margin	9%	6%	*7%*	*2%*
Depreciation and amortization	$15	$19	*$74*	*$45*
Segment EBITDA	**$64**	**$50**	***$202***	***$62***
Segment EBITDA margin	12%	9%	*10%*	*6%*

(1) For 3Q'25, Phosphate Specialties comprised $348M of segment sales, $38M of OI, $13M of D&A and represented $51M of EBITDA, while Phosphate Commodities comprised $257M of segment sales, $47M of OI, $36M of D&A and represented $83M of EBITDA.

ICL 50

Segment results analysis  Third quarter 2025  Segment Sales  US$M  Industrial Products  Potash  Phosphate Solutions(1)  Growing Solutions  3Q’24  $309  $389  $577  $538  Quantity  ($43)  $8  ($11)  ($26)  Price  $25  $51  $33  $32  Exchange rates  $4  $5  $6  $17  3Q’25  $295  $453  $605  $561  Segment EBITDA  US$M  Industrial Products  Potash  Phosphate Solutions(1)  Growing Solutions  3Q’24  $65  $120  $140  $64  Quantity  ($11)  -  $4  ($10)  Price  $25  $51  $33  $32  Exchange rates  ($4)  ($9)  ($3)  $1  Raw materials  $4  -  ($46)  ($37)  Energy  -  $1  -  $1  Transportation  $2  $4  $1  ($2)  Operating, other expenses  ($14)  $2  $5  $1  3Q’25  $67  $169  $134  $50  51  (1) For 3Q’25, Phosphate Specialties comprised $348M of segment sales, $38M of OI, $13M of D&A and represented $51M of EBITDA, while Phosphate Commodities comprised $257M of segment sales, $47M of OI, $36M of D&A and represented $83M of EBITDA.

 Reconciliation tables  Calculation of adjustments for third quarter 2025  Adjusted EBITDA US$M  3Q’24  3Q’25  Net income  $127  $129  Financing expenses, net  $39  $44  Taxes on income  $49  $57  Less: Share in earnings of equity-accounted investees  ($1)  -  Operating income  $214  $230  Depreciation and amortization  $140  $157  Adjustments(1)  $29  $11  Adjusted EBITDA  $383  $398  Free cash flowUS$M  3Q’24  3Q’25  Cash flow from operations  $408  $308  Additions to PP&E, intangible assets and dividends from equity-accounted investees(2)  ($158)  ($179)  Free cash flow  $250  $129  Adjusted NI and diluted EPS US$M, ex. per share  3Q’24  3Q’25  Net income, attributable  $113  $115  Adjustments(1)  $29  $11  Total tax adjustments  ($6)  ($2)  Adjusted net income, attributable  $136  $124  Weighted-average number of diluted ordinary shares outstanding in millions  1,290  1,291  Adjusted diluted EPS  $0.11  $0.10  Net debt to adjusted EBITDA(3) US$M  3Q’25  Net debt  $1,925  Adjusted EBITDA  $1,400  Net debt to adjusted EBITDA  1.4  (1) See adjustments to reported operating and net income (non-GAAP) in corresponding quarters’ earnings release. (2) Also includes proceeds from sale of property, plant & equipment (PP&E).   (3) Calculated by dividing net debt, without securitization, by past four quarters adjusted EBITDA. Note: Numbers may not add, due to rounding & set-offs.   52

 53  MOP industry cost curve  Cash costs US$/t, including royalites, FOB load port   Potash sources: Cost curve – data shown for 2025 and used with permission of CRU International Ltd. 2025, all rights reserved. Potash peers’ ASP from company reports, as of 11.6.25.   Bromine sources: Bromine concentration – internal calculations; cost curve – Weizmann Institute of Science.  Production Mt  Leading positions  In cost, quality and price  Potash ASP  US$  Bromine industry cost curve  Relative production cost  China & Japan  ICL  Jordan  Arkansas, U.S.  India  kT  700  400  300  200  100  500  600  Djibouti  Sea Water(China, Japan)  Underground Wells (China)  Salt Lake (India)  Underground Wells (USA)  Dead Sea(Israel, Jordan)  0.06 to 0.11  0.1 to 0.2  2.5 to 4.5  3.5 to 5.5  10.0 to 12.0  Bromine concentration  g/L  ICL DSW

 Guidance and non-GAAP financial measures  Guidance: The company only provides guidance on a non-GAAP basis. The company does not provide a reconciliation of forward-looking adjusted EBITDA (non-GAAP) to GAAP net income (loss), due to the inherent difficulty in forecasting, and quantifying certain amounts that are necessary for such reconciliation, in particular, because special items such as restructuring, litigation, and other matters, used to calculate projected net income (loss) vary dramatically based on actual events, the company is not able to forecast on a GAAP basis with reasonable certainty all deductions needed in order to provide a GAAP calculation of projected net income (loss) at this time. The amount of these deductions may be material and therefore could result in projected GAAP net income (loss) being materially less than projected adjusted EBITDA (non-GAAP). The guidance speaks only as of the date hereof. The company undertakes no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this news release or to reflect actual outcomes, unless required by law. The company provides guidance for specialties-driven EBITDA, which includes Industrial Products, Growing Solutions and Phosphate Solutions. For the Potash business, the company is providing sales volume guidance.   Non-GAAP financial measures: The company discloses in this quarterly report non-IFRS financial measures titled adjusted operating income, adjusted net income attributable to the company’s shareholders, diluted adjusted earnings per share, and adjusted EBITDA. Management uses adjusted operating income, adjusted net income attributable to the company’s shareholders, diluted adjusted earnings per share, free cash flow and adjusted EBITDA to facilitate operating performance comparisons from period to period. The company calculates adjusted operating income by adjusting operating income to add certain items, as set forth in the reconciliation table under “Adjustments to reported operating, and net income (non-GAAP)” in the appendix. Certain of these items may recur. The company calculates adjusted net income attributable to the company’s shareholders by adjusting net income attributable to the company’s shareholders to add certain items, as set forth in the reconciliation table under “Adjustments to reported operating, and net income (non-GAAP)” in the appendix, excluding the total tax impact of such adjustments. The company calculates diluted adjusted earnings per share by dividing adjusted net income by the weighted-average number of diluted ordinary shares outstanding. Free cash flow is calculated as cash flow from operations less any additions to PP&E, intangible assets, and dividends from equity-accounted investees. Adjusted EBITDA is calculated as net income before financing expenses, net, taxes on income, share in earnings of equity-accounted investees, depreciation and amortization, and certain adjustments presented in the reconciliation table under “Consolidated adjusted EBITDA, and diluted adjusted earnings per share for the periods of activity” in the appendix, which were adjusted for in calculating the adjusted operating income.      You should not view adjusted operating income, adjusted net income attributable to the company’s shareholders, diluted adjusted earnings per share or adjusted EBITDA as a substitute for operating income or net income attributable to the company’s shareholders determined in accordance with IFRS, and you should note that the company’s definitions of adjusted operating income, adjusted net income attributable to the company’s shareholders, diluted adjusted earnings per share, and adjusted EBITDA may differ from those used by other companies. Additionally, other companies may use other measures to evaluate their performance, which may reduce the usefulness of the company’s non-IFRS financial measures as tools for comparison. However, the company believes adjusted operating income, adjusted net income attributable to the company’s shareholders, diluted adjusted earnings per share, and adjusted EBITDA provide useful information to both management, and investors by excluding certain items that management believes are not indicative of ongoing operations. Management uses these non-IFRS measures to evaluate the company's business strategies and management performance. The company believes these non‑IFRS measures provide useful information to investors because they improve the comparability of financial results between periods and provide for greater transparency of key measures used to evaluate performance.      The company presents a discussion in the period-to-period comparisons of the primary drivers of change in the company’s results of operations. This discussion is based in part on management’s best estimates of the impact of the main trends on the company’s businesses. The company has based the following discussion on its financial statements. You should read such discussion together with the company’s financial statements.  54

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Aviram Lahav
	Name:	Aviram Lahav
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Chief Compliance Officer & Corporate Secretary

Date: November 12, 2025